

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

September 14, 2011

<u>Via Facsimile</u>
Howard M. Sipzner
Executive Vice President and Chief Financial Officer
Brandywine Realty Trust
555 East Lancaster Avenue
Radnor, PA 19087

> **Re:** **Brandywine Realty Trust**
> **Form 10-K for fiscal year ended December 31, 2010**
> **Filed February 25, 2011**
> **File No. 1-9106**
>
> **Brandywine Operating Partnership, L.P.**
> **Form 10-K for fiscal year ended December 31, 2010**
> **Filed February 25, 2011**
> **File No. 0-24407**

Dear Mr. Sipzner:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Cicely LaMothe

Cicely LaMothe
Senior Assistant Chief Accountant